UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE REIT SIX, INC.

(Name of Subject Company)

APPLE REIT SIX, INC.

(Names of Persons Filing Statement)

UNITS (EACH OF WHICH IS EQUAL TO A SHARE EACH OF COMMON AND SERIES A PREFERRED STOCK)

(Title of Class of Securities)

037852 308

(CUSIP Number of Class of Securities)

Glade M. Knight

Chairman of the Board and Chief Executive Officer

Apple REIT Six, Inc.

814 East Main Street

Richmond, Virginia 23219

(804) 344-8121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

David W. Robertson, Esq.

Martin B. Richards, Esq.

McGuireWoods LLP

901 East Cary Street, One James Center

Richmond, Virginia 23219

(804) 775-1031

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Items 4 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2012 (the “Schedule 14D-9”) by Apple REIT Six, Inc., a Virginia corporation (the “Company”), relating to the tender offer by MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MacKenzie Income Fund 27, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Dewaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 10, LLC; MPF Blue Ridge Fund I, LLC; Coastal Realty Business Trust; and MacKenzie Capital Management, LP (collectively, the “Bidders”) to purchase up to 4,550,000 of the outstanding shares of common stock (no par value) and the associated shares of Series A preferred stock (no par value) (together, the “Units”), of the Company, at a price equal to $5.50 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the SEC on October 25, 2012 (the “Offer to Purchase”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection “(b) Reasons for the Recommendation”:

On November 30, 2012, the Company announced that it had entered into a definitive merger agreement to be acquired by BRE Select Hotels Corp, an affiliate of Blackstone Real Estate Partners VII. A copy of:

o	the press release making the announcement is filed as Exhibit (a)(2)(B) hereto; and
o	a related letter to the Company’s stockholders is filed as Exhibit (a)(2)(A) hereto.

Each of the press release and the letter to stockholders is incorporated herein by reference.

The Board believes that the potential transactions contemplated by the merger agreement constitute an additional reason the Tender Offer is not in the best interests of the Company’s stockholders.

Item 9. Exhibits.

Exhibit	Description

(a)(2)(A)	Letter to Apple REIT Six, Inc. Stockholders, dated November 30, 2012 (filed herewith)

(a)(2)(B)	Press release of Apple REIT Six, Inc. dated November 30, 2012 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 30, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2012

	By:	/s/ David P. Buckley
	Name:	David P. Buckley
	Title:	Executive Vice President and Chief Legal Counsel